Exhibit (A)(1)(x)

AMENDMENT NO. 2

TO

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING CLASS A ORDINARY SHARES INCLUDING CLASS A ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES
OF

JUMEI INTERNATIONAL HOLDING LIMITED

AT
$2.00 PER CLASS A ORDINARY SHARE

AND

$20.00 PER AMERICAN DEPOSITARY SHARE

BY

JUMEI INVESTMENT HOLDING LIMITED
A WHOLLY OWNED SUBSIDIARY OF
SUPER ROI GLOBAL HOLDING LIMITED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON APRIL 8, 2020, UNLESS THE OFFER IS EXTENDED.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements, as set forth below, the Offer to Purchase, dated February 26, 2020 (together with any amendments or supplements thereto, including the Amendment No. 1 dated March 20, 2020 and this Amendment No. 2, the “Offer to Purchase”), relating to the Offer (as defined herein) made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2020 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement” and “Plan of Merger”), by and among Jumei International Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Jumei” or the “Company”), Super ROI Global Holding Limited, a British Virgin Islands business company (“Parent”) and Jumei Investment Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Purchaser”). Purchaser offered to purchase all of Class A Ordinary Shares of the Company, par value $0.00025 per share (the “Class A Ordinary Shares”) including all Class A Ordinary Shares represented by American depositary shares (the “ADSs,” each representing ten Class A Ordinary Shares), not owned by Parent or Purchaser, for $2.00 in cash per Class A Ordinary Share, or $20.00 in cash per ADS, without interest and less $0.05 per ADS cancellation fees and other related fees and withholding taxes (ADS Depositary has confirmed that it will not assess $0.02 per ADS depositary service fee) upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal for Class A Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”) which, together with any amendments or supplements, collectively constitute the “Offer.” All capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Offer to Purchase.

This Amendment No. 2 should be read together with the Offer to Purchase and the Letters of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letters of Transmittal shall be deemed to refer to the Offer to Purchase, as amended and supplemented by this Amendment No. 2, and the Letters of Transmittal, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.

Purchaser and Parent acknowledge and confirm that the Financing Condition has been met.

If you desire to tender your Class A Ordinary Shares and/or ADSs pursuant to the Offer and you are required to deliver a Share Letter of Transmittal or an ADS Letter of Transmittal as described in the Offer to Purchase under “The Offer—3. Procedures for Accepting the Offer and Tendering Shares,” you must still use the Share Letter of Transmittal or ADS Letter of Transmittal previously mailed to you. If you have already properly tendered your Class A Ordinary Shares and/or ADSs pursuant to the Offer, you need not to take further action. Tenders of Class A Ordinary Shares or ADSs (whether previously or hereafter delivered) may only be withdrawn in the manner described in the Offer to Purchase.

April 1, 2020

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The Offer to Purchase is hereby amended and supplemented as follows:

All references to the expiration time of the Offer at “12:00 midnight, New York City time, at the end of the day on April 1, 2020 (as extended from previously scheduled expiration time at 12:00 midnight, New York City time, at the end of the day on March 25, 2020)” are hereby amended by deleting such words in their entirety and replacing them with “12:00 midnight, New York City time, at the end of the day on April 8, 2020 (as extended from previously scheduled expiration time at 12:00 midnight, New York City time, at the end of the day on April 1, 2020).”

All references to the fees applicable to Per ADS Merger Consideration to be paid in the Merger of “less $0.05 per ADS cancellation fees, $0.02 per ADS depositary service fees and other related fees and withholding taxes” or in similar words are hereby amended by deleting such words in their entirety and replacing them with “less $0.05 per ADS cancellation fees and other related fees and withholding taxes (ADS Depositary has further confirmed that it will not assess $0.02 per ADS depositary service fee from Merger consideration).”

All paragraphs under “The Offer—9. Source and Amount of Funds” are hereby amended by deleting those paragraphs in their entirety and replacing them with the following:

The Offer is conditioned upon that Purchaser and Parent shall have sufficient fund, after taking into consideration the aggregate proceeds of the debt financings and cash and cash equivalents on hand of Purchaser, Parent, Jumei and its subsidiaries, to pay (x) the aggregate Offer Price assuming all of the Class A Ordinary Shares and ADSs that are issued and outstanding and not owned by Purchaser or Parent are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer. Purchaser and Parent acknowledge and confirm that the Financing Condition has been met.

Parent and Purchaser expect to pay the Offer Price for Class A Ordinary Shares and ADSs validly tendered and not properly withdrawn together with the Merger Consideration after the Effective Time as the Merger is expected to be completed shortly following the Acceptance Time.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $129 million. Purchaser anticipates funding these payments with a combination of the Debt Financing, the WB Debt Financing (as defined below) and certain cash and cash equivalents on hand of Offeror Group and Jumei and its subsidiaries. Funding of the Debt Financing is subject to the satisfaction of the conditions set forth in the Debt Commitment Letter under which the Debt Financing will be provided. Funding of the WB Debt Financing is subject to the satisfaction of the conditions set forth in the WB Loan Agreement (as defined below) under which the WB Debt Financing will be provided. Under the Merger Agreement, Parent and Purchaser are permitted to amend, modify or supplement or replace any portion of the financing commitment provided in the debt commitment letters with new financing commitments, so long as those actions would not reasonably be expected to materially prevent, delay or impede Parent and Purchaser’s ability to consummate the Offer and the Merger or be materially adverse to the interests of Jumei prior to the consummation of the Merger. The Offer Group plans to repay the Debt Financing and WB Debt Financing by using cash and cash equivalents held by Jumei after the Merger.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the Debt Commitment Letter and WB Loan Agreement, a copy of each is filed as an exhibit to the Schedule TO filed with the SEC and is incorporated by reference herein. Shareholders are urged to read the Debt Commitment Letter and WB Loan Agreement for a more complete description of the provisions summarized below.

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Secured Loan Facility

On February 10, 2020, Parent received the Debt Commitment Letter from Tiga Investments Pte. Ltd. (the “Lender”), pursuant to which and subject to the conditions set forth therein, the Lender committed to provide a term loan facility in an aggregate amount of $16 million for the Offeror Group to complete the Merger (the “Loan Facility”). On February 25, 2020, the Offeror Group accepted the Debt Commitment Letter.

The Loan Facility from the Lender will remain available for utilization. The Debt Commitment Letter provides a summary of major terms and conditions of the Debt Financing. The definitive loan agreement relating to the loan facility has not been executed as of the date of this Amendment No. 1 and, accordingly, the actual terms of the loan facility may differ from those described in this Offer to Purchase.

Lender’s commitments to provide the Debt Financing to Parent are subject to, among other things, (i) completion of certain actions in relation to the share mortgage in respects of the accounts of the Lender, (ii) payment of commitment fee and (iii) the satisfaction of all conditions to this Offer.

The Loan Facility will mature on the date that is 12 months after the date of utilization, and all outstanding amounts under the Loan Facility will be repaid on or prior to the maturity date.

The Loan Facility shall bear an interest rate at the aggregate of 18% per annum. Interest on the loan facility shall be payable every month.

Until all outstanding amounts and obligations under the Loan Facility have been repaid and discharged in full, the obligations with respect to the Loan Facility shall be secured by the share mortgage and personal guarantee in respects of the accounts of the Lender.

WB Debt Financing

On April 1, 2020, Parent entered into a loan agreement (the “WB Loan Agreement”) with WB Online Investment Limited (“WB”), pursuant to which and subject to the conditions set forth therein, WB committed to provide a term loan in an aggregate amount of $100 million for Parent to complete the Offer and Merger (the “WB Debt Financing”).

The WB Debt Financing from WB will remain available for utilization. The WB Loan Agreement provides terms and conditions of the WB Debt Financing. WB’s commitments to provide the WB Debt Financing to Parent are subject to, among other things, (i) provision of certain record documents by Parent to WB, (ii) completion of certain actions in relation to the share mortgage in respects of the accounts of WB and (iii) Parent shall have accept all ADSs and Class A Ordinary Shares duly tendered and not withdrawn in the Offer.

The WB Debt Financing will mature on the date that is 6 months after the date of utilization, and all outstanding amounts under the WB Debt Financing will be repaid on or prior to the maturity date.

The WB Debt Financing shall bear an interest rate at the aggregate of 12% per annum. Interest on the loan shall be payable based on the interest payment periods chosen by Parent upon sending the utilization note to WB.

Until all outstanding amounts and obligations under WB Debt Financing have been repaid and discharged in full, the obligations with respect to WB Debt Financing shall be secured by the share mortgage and personal guarantee in respects of the accounts of WB.

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Cash and Cash Equivalents Held by the Offeror Group

The Offeror Group intends to fund the Offer and the Merger partially using cash and cash equivalents held on hand in an aggregate amount of approximately $5 million. Certain cash equivalents held by the Offeror Group are in the form of marketable securities, which the Offeror Group intends to liquidate prior to the Acceptance Time.

Cash and Cash Equivalents Held by Jumei

The Offeror Group intends to fund the Offer and the Merger partially using cash held on hand by Jumei and its subsidiaries in an aggregate amount of approximately $30 million. All such cash are held by Jumei and its affiliates in bank accounts outside China.

The last three paragraphs under “The Offer—11. Conditions to the Offer” are hereby amended by deleting those paragraphs in its entirety and replacing them with the following:

Purchaser and Parent, after due consideration of the recent outbreak of coronavirus (COVID-19) and its impacts on Jumei, determined that such outbreak or its impacts may be deemed by Purchaser and Parent as a Material Adverse Effect, but the reliance of such Material Adverse Effect as a failure of the Offer Condition is hereby completely and irrevocably waived. In addition, Mr. Chen undertakes that he will not cause Jumei or any of its affiliates to deliberately breach the agreements or obligations under the Merger Agreement.

Purchaser and Parent acknowledge and confirm that the Financing Condition has been met.

Purchaser and Parent further acknowledge that they will disclose any future waiver of any Offer Condition that would constitute a material change to the Offer.

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